 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-41019
CUSIP Number: 09077J 107

(Check one):	Form 10-K	Form 20-F	Form 11-K	☒Form 10-Q	Form 10-D
	Form N-SAR	Form N-CSR

	For Period Ended:	September 30, 2022

Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable
_____________________________________________________________________________________________

PART I — REGISTRANT INFORMATION

Bird Global, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

392 NE 191st Street #20388
Address of Principal Executive Office (Street and Number)

Miami, Florida 33179
City, State and Zip Code
 _____________________________________________________________________________________________

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
 _____________________________________________________________________________________________

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Bird Global, Inc. (the “Company”) will not, without unreasonable effort and expense, be able to file its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022 (the “Form 10-Q”) within the prescribed time period due to the pending restatement of the Company’s audited consolidated financial statements for the years ended December 31, 2021 and 2020 (and quarterly periods within those years) and unaudited condensed consolidated financial statements for the interim quarterly periods ended June 30, 2022 and March 31, 2022 (the “Affected Periods”), as previously disclosed in the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on November 14, 2022. The Company’s financial statements for the three and nine months ended September 30, 2022 cannot be finalized until the restated financial statements for the Affected Periods are completed, after which time the Company intends to file the Form 10-Q with the SEC.
 _____________________________________________________________________________________________

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Ben Lu	925	719-0331
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As disclosed above, management's work on the pending restatement of the financial statements for the Affected Periods is not yet complete and the Company is not in a position at this time to compare results of operations for the quarters ended September 30, 2022 and 2021, respectively. As previously announced, the Company will host a webcast at 4:30 p.m. Eastern Time to discuss the financial results for the third quarter of fiscal 2022 and other business updates after market close on Monday, November 14, 2022.

Disclosure Regarding Forward-Looking Statements
This Notification of Late Filing on Form 12b-25 contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Words such as “expect,” “will,” “anticipates,” “estimates” and variations of such words and similar future or conditional expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding our expectations regarding the timing of the completion of the Company’s financial statements and the filing of the Form 10-Q, which reflect the Company’s expectations based upon currently available information and data. Because such statements are based on the Company’s current expectations and are not statements of fact, actual results may differ materially from those projected or estimated and you are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company's control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. The Company disclaims and does not undertake any obligation to update or revise any forward-looking statement in this report, except as required by applicable law or regulation.
  ____________________________________________________________________________________________

Bird Global, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 14, 2022	By:	/s/ Ben Lu
		Name:	Ben Lu
		Title:	Chief Financial Officer